

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2002

Douglas A. Mays
Womble Carlyle Sandridge & Rice
3300 One First Union Center
301 South College Street
Charlotte, NC 28202-6025

Re: RF Micro Devices, Inc.
Incoming letter dated March 26, 2002

Dear Mr. Mays:

This is in response to your letter dated March 26, 2002 concerning the shareholder proposal submitted to RF Micro Devices by Robert S. Adams. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert S. Adams
138 Grant Street
Eden, North Carolina 27288

CRGH



WOMBLE CARLYLE SANDRIDGE & RICE
A PROFESSIONAL LIMITED LIABILITY COMPANY

3300 One First Union Center
301 South College Street
Charlotte, NC 28202-6025

Telephone: (704) 331-4900
Fax: (704) 331-4955
Web site: www.wcsr.com

Douglas A. Mays
Direct Dial: (704) 331-4977
Direct Fax: (704) 338-7814
E-mail: dmays@wcsr.com

March 26, 2002

VIA FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: RF Micro Devices, Inc. (File No. 0-22511)
Shareholder Proposal by Robert S. Adams

Ladies and Gentlemen:

On behalf of RF Micro Devices, Inc. (the "Company"), and pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the "Submission") submitted by Robert S. Adams (the "Proponent") from proxy materials relating to the Company's 2002 annual meeting of shareholders. The Submission seeks to require certain changes to the Company's stock-based employee benefit plans. This letter constitutes the Company's statement of reasons for omitting the Submission and, in accordance with Rule 14a-8(j)(iii), also constitutes our supporting legal opinion, as counsel to the Company and attorneys duly licensed to practice in the State of North Carolina (the Company's jurisdiction of incorporation), to the extent that such reasons relate to legal matters.

As discussed below, the Company believes the Submission may be omitted from its proxy materials for four principal reasons: (i) the Submission was not received in a timely manner as required by Rule 14a-8(e); (ii) the Submission relates to a matter of ordinary business operations, and may thus be omitted pursuant to Rule 14a-8(i)(7); (iii) the Submission relates to an improper matter for shareholder action under state law, and may thus be omitted pursuant to Rule 14a-8(i)(1); and (iv) the Submission is vague and misleading, and may thus be omitted pursuant to Rule 14a-8(i)(3).



I. The Submission

On February 22, 2002, the Company received a letter from the Proponent, dated February 20, 2002 (attached as Exhibit A), in which the Proponent requested the inclusion in the Company's proxy materials for the 2002 annual meeting of shareholders of a proposal pursuant to which Company stock would be "prohibited from being used in any transaction where the stock was acquired or valued at less than fair market value on the last day of open market trading before the transaction." Following correspondence between the Company and the Proponent, on March 15, 2002 the Company received another letter from the Proponent, dated March 13, 2002 (attached as Exhibit B), in which the Proponent said he "wonder[ed] if we could come up with a simple shareholder proposal which might be a little softer and perhaps even mildly supportive by RF Micro Management." This letter includes a statement under the caption "Shareholder Proposal No. ___ — A Plan to Improve RF Micro Shareholder Stock Price and Company Earnings" that presumably constitutes the proposal for shareholder action as desired by the Proponent for inclusion in the Company's proxy materials, although it is substantially in the form of a supporting statement only. The statement, referred to in this letter as the Submission, reads:

> Shareholder Proposal No. ___
>
> A Plan to Improve RF Micro Shareholder Stock Price and Company Earnings
>
> A shareholder has proposed that we substantially modify all of our company supported stock incentive plans for Board Members, Executive, Employees, and Non-Employees which are now company funded and require the company to set aside substantial numbers of restricted shares of RFMD stock to be exercised by the option recipients for their personal profit when the stock options vest, usually between 3 and up to 10 years after being granted to the recipients. Management and the Board have been supportive of these incentive options and willing to bear the costs because we felt the incentive options were a valuable reward to those helping our company advance. These incentive options can become valuable over time if our stock price increases because when granted, the option strike price is equal to the current RFMD stock price. The company cannot profit from the appreciation of the restricted shares because we must hold them and release them upon exercise to the option recipient at usually the much lower strike price at which they were granted. Unfortunately, these options are not currently available to our shareholders.
>
> The shareholder feels that the granting or writing of options on stock held by the Company should bring in revenue to the Company just as it does on the open market when a stockholder writes and sells an option on his stock. The stockholder (the Company in our case) then receives a current income premium for agreeing to have its stock called away from it for a specific time period at a



specific price (the strike price). The Company would retain these option selling premium incomes which would directly and continuously ADD to our revenue stream thereby improving our earnings and hopefully the market price of our stock. The Company issued stock options would be completely available to anyone (Board Members, Executives, Employees, Affiliates, Shareholders, and the Public) who wanted to buy them from the company. It would truly be an incentive for the Company employees to work harder to make the company more successful because they would have paid their personal risk money to buy these options and they want the Company stock price to go up. The advantage to the Company is that it would open up a whole new revenue stream of additional income to complement our normal chip production and sales income thereby increasing our per share earnings. Hopefully, the increased per share stock earnings would cause investors and analysts to support a higher market price for RFMD shares, thereby directly increasing Shareholder value. Any remaining stock held by the Company that did not get options written and sold on it would be available to increase in value over time and also add to the worth of the company and hopefully make RFMD shares more valuable and attractive to investors in the marketplace.

The Company management has mixed feelings on this proposal. If adopted by the Shareholders, the net effect would be to substantially alter our option incentive program from adding to the net personal wealth of insider option recipients at Company expense to adding directly to Company value instead and perhaps substantially increasing our shareholder stock value. In essence, the insiders would be foregoing some personal gains and the Company would be earning and retaining more money in order to offer the possibility of increasing shareholder stock value. Some might say, "It's about time."

Management is pleased with our current incentive stock option program, but we are happy to put it to a shareholder vote. If the shareholders want the Company to sell options on its stock for Company profit and open the incentive stock program to Shareholders, please vote YES on this proposal.

All additional correspondence between the Company and the Proponent regarding this subject matter is attached as Exhibit C to this letter.

II. Statement of Reasons for Omission

As stated above, the Company intends to omit the Submission from its proxy materials for the following reasons: (i) the Submission was not received in a timely manner as required by Rule 14a-8(e); (ii) the Submission relates to a matter of ordinary business operations and may thus be omitted pursuant to Rule 14a-8(i)(7); (iii) the Submission relates to an improper matter for shareholder action under state law and may thus be omitted pursuant to Rule 14a-8(i)(1); and



(iv) the Submission is vague and misleading and may thus be omitted pursuant to Rule 14a-8(i)(3).

III. Supporting Arguments

A. The Company may omit the Submission because it was not received by the Company in a timely manner.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Under this Rule, both the Proponent's initial proposal and his proposal as revised and embodied in the Submission were untimely. The Company's proxy statement for its 2001 annual meeting was dated and released on June 19, 2001. In accordance with the Rule, the deadline for receipt of shareholder proposals for the Company's 2002 annual meeting was thus February 19, 2002. Pursuant to Rule 14a-4(e)(1), the Company's proxy statement for its 2001 annual meeting informed shareholders that proposals for the 2002 annual meeting had to be received by February 19, 2002 to be considered for inclusion in the Company's proxy statement.

Accordingly, both the initial proposal and the as-revised, final proposal, which were received, respectively, on February 22, 2002 and March 15, 2002, failed to meet the deadline prescribed by Rule 14a-8(e) and may therefore be excluded from the Company's proxy materials for its 2002 annual meeting. See Harley Davidson, Inc. (March 16, 2000); Allstate Insurance Company (Jan. 14, 2000). The Staff has made it clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even if a proposal is submitted only one day late. See IBP, Inc. (Jan. 19, 2000) (proposal excludable for being received after deadline even though proponent had notified company prior to deadline of intent to submit proposal); Guest Supply, Inc. (Oct. 20, 1998) (proposal excludable for being received one day after the deadline); EG&G, Inc. (Dec. 23, 1997) (proposal received one day after the deadline was excludable even though proposal was dated one week before the deadline).

B. The Company may omit the Submission because it is directed towards the operation of employee benefit plans, which is a matter of ordinary business operations.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal from its proxy statement if it "deals with a matter relating to the company's conduct of ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (Nov. 22, 1976). The Commission stated in its release accompanying amendments to Rule 14a-8 during 1998 that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to



management and the board of directors, since it is impractical for stockholders to decide how to resolve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

The Submission addresses "general compensation matters" because it applies to equity compensation plans designed for the benefit of the Company's employees generally and is not limited to plans that apply to executive officers. Accordingly, the Submission relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7). The Company notes that the Staff has stated that proposals addressing "executive compensation" raise "significant policy issues" and do not relate to a registrant's "ordinary business" and, therefore, cannot be excluded from a registrant's proxy materials. See Release No. 34-40018 (May 21, 1998); Reebok International Limited (March 16, 1992). The Commission has drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees, regarding executive and director compensation matters as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors responsible for overseeing management performance. Consequently, the Commission views proposals concerning senior executive and director compensation as inherently outside the scope of routine practices in the running of a company's operations. Xerox Corp. (March 25, 1993). If adopted, however, the Submission would require the Company to revise *all* equity compensation plans benefiting *all* employees of the Company, and not solely those plans applicable to executive officers and directors. The RF Micro Devices, Inc. 1992 Stock Option Plan, the 1997 Stock Option Plan of RF Micro Devices, Inc., the 1999 Stock Incentive Plan of RF Micro Devices, Inc. and the RF Micro Devices, Inc. Employee Stock Purchase Plan all provide for participation by employees of and consultants to the Company generally and are in no way restricted to executive officers and directors. Only the Nonemployee Directors' Stock Option Plan of RF Micro Devices, Inc. is so restricted, since it is, by its terms, for the benefit of the nonemployee members of the Company's board of directors. Therefore, because the Submission is not limited to equity compensation plans as they benefit executive officers and directors of the Company, the Submission relates to "general compensation matters" and may be excluded under Rule 14a-8(i)(7).

The Staff has concurred in the exclusion of proposals that were not clearly limited to compensation of executive officers on the basis that the proposals related to "general compensation matters." The Staff has consistently acknowledged that proposals addressing a company's "general compensation matters," including stock-based compensation, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). Adobe Systems Inc. (Feb. 2, 2002) (proposal to require shareholder approval of all equity compensation plans other than those not resulting in material potential dilution); ConAgra Foods, Inc. (June 8, 2001) (proposal to amend equity plan terms and require accounting changes); Sempra Energy (Jan. 30, 2001) (proposal to limit issuance of stock options and stock derivatives); Huntington Bancshares (Jan. 11, 2001) (proposal to amend basis for cash incentive awards under company plan). For example, in AT&T Corp. (Feb. 28, 2000), the Staff concurred in the exclusion of a proposal seeking to modify a stock-based incentive plan, pursuant to which the company made stock option grants to all employees. In that instance, the Staff acknowledged that the proposal addressed the



company's "ordinary business operations (i.e., general compensation matters)." See also Bio-Technology General Corp. (April 28, 2000) (proposal excludable because it applied to a plan in which substantially all employees were eligible to participate); FPL Group, Inc. (Feb. 3, 1997) (proposal on compensation matters not limited to executive compensation excludable); Central and South West Corp. (Nov. 26, 1996) (proposal relating to stock option plans excludable as relating to "ordinary business"); W.R. Grace & Co. (Feb. 29, 1996) (proposal seeking creation of a "high performance work place" not linked to executive compensation excludable); Chevron Corp. (Jan. 16, 1996) (proposal requesting elimination of bonus compensation to all employees excludable).

Therefore, while executive officer compensation alone may be proper subject matter for a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Staff has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. Comshare, Inc. (Sept. 5, 2001). The Submission, if adopted, would clearly limit the Company's ability to grant options and pay other stock-based compensation to rank-and-file employees and would thus restrict the ability of the Company's board of directors to determine the types of compensation paid to employees of the Company generally. The level and form of such compensation should appropriately be left, as an ordinary business matter, to the management and board of directors of the Company.

Moreover, the Company believes that the adoption of a stock-based plan for corporate finance, as opposed to compensatory, purposes (as the Submission contemplates) is also a matter of ordinary business operations and therefore an improper subject for shareholder action under Rule 14a-8(i)(7). The Staff has confirmed this position in analogous circumstances, such as the question of whether to establish a dividend reinvestment plan. Colorado Business Bankshares, Inc. (March 20, 2001) (proposal to establish plan excludable as relating to company's ordinary business operations); Citigroup Inc. (Feb. 7, 2001) (same).

C. The Company may omit the Submission because it is not a proper matter for shareholder action under state law.

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal that, under the laws of the company's jurisdiction of organization, is not a proper subject for action by shareholders. In interpreting this rule, the Staff has consistently recognized that shareholder proposals that mandate or direct the board of directors to take certain actions may constitute an unlawful intrusion on the board of directors' discretionary authority under state law. See Release No. 34-12999 (November 22, 1976); Pacific Gas & Electric Co. (Jan. 27, 1995). The Staff has also recognized that shareholder proposals mandating changes in compensation plans constitute improper action by shareholders under applicable state law. See Safety 1st, Inc. (Feb. 2, 1998) (proposal requiring modification of stock option plans and rescission of option repricings not proper subject for action by shareholders under applicable state law); Sandy Spring Bancorp, Inc.

(Feb. 18, 1994) (proposal mandating amendment to stock option plan not proper subject for shareholders under applicable state law).

As a North Carolina corporation, the Company is subject to the provisions of the North Carolina Business Corporation Act (the "NCBCA") and must comply with the provisions of the NCBCA. The Submission is not a proper subject for action by the Company's shareholders under the NCBCA. NCBCA section 55-8-01(b) states that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, except as otherwise provided in the articles of incorporation or in an agreement valid under G.S. 55-7-31(b) [relating to shareholders' agreements]." Included in the powers specifically vested in the board of directors are the authority, absent provision to the contrary in the articles of incorporation, to "authorize shares to be issued," NCBCA section 55-6-21(b), and the authority to "determine the terms upon which [] rights, options, or warrants are issued, their form and content, and the consideration for which the shares are to be issued," NCBCA section 55-6-24. The Company's articles of incorporation contain no relevant limitations on the authority of the board of directors in these regards, nor are there any shareholders' agreements imposing any such limitations.

The Submission seeks to improperly interfere with these powers, sanctioned by the NCBCA, by defining the terms under which the Company may grant stock options. Such interference is in direct conflict with the NCBCA and is therefore not a proper subject for action by the shareholders. Implementation of the Submission would also contravene the NCBCA by improperly attempting to dictate a course of action to the board. As a mandate, the Submission must be viewed as a requirement for (as opposed to a request or recommendation to) the board to effect amendments to the Company's stock plans (in the Submission, the Proponent describes himself as having "proposed that we substantially modify all of our company supported stock incentive plans"). This is not a proper subject for shareholder action under the NCBCA since it impinges on the discretionary authority of the board. See Ford Motor Co. (March 19, 2001); American Nat'l Bankshares, Inc. (Feb. 26, 2001); AMERCO (July 21, 2000).

In summary, the Company believes, and it is our opinion, that the Submission is not a proper subject for shareholder action under North Carolina law because its implementation would mandate that the board adopt a particular course of action in such as way as to impinge on its statutorily granted discretionary authority. The Submission is thus properly excludable under Rule 14a-8(i)(1).

D. The Company may omit the Submission because it is vague and misleading.

Rule 14a-8(i)(3) provides that a company may properly omit from its proxy materials a proposal that, along with its supporting statement, is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. In particular, Rule 14a-9(a) states that no solicitation shall be made which is false or misleading with respect to any material fact, or which omits to



state any material fact necessary in order to make the statements therein not false or misleading. The Staff has recognized that a proposal may be excluded under Rule 14a- 8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. Philadelphia Electric Co. (July 30, 1992). In Occidental Petroleum Corp. (Feb. 11, 1991), for example, a proposal relating to a "buyback" of shares was so unclear that the Staff indicated that shareholders would not know exactly "what action any shareholders voting on the proposal would expect the company to take." Further, the Staff indicated that is was "unclear what action the company would be required to take if the proposal were adopted."

Shareholder approval of the Submission would similarly place the Company in a position of unable to determine with reasonable certainty what measures to take. How would the new stock program work? How many shares of stock would have to be reserved for the new program? How would the terms and conditions of options under the new program be determined? How would the transition from the Company's current stock plans to this new program be effected? What would the effect be on currently outstanding options and other awards? What, if any, stock-based compensation would it be permissible for the Company to offer to employees and prospective employees? For these reasons, the Submission is vague and indefinite and is thus properly excludable under Rule 14a-8(i)(3).

IV. Conclusion and Request

For the reasons set forth above, it is requested that the Staff concur in the Company's view that the Submission may be omitted from the proxy materials to be distributed in connection with its 2002 annual meeting of shareholders and that the Staff will not recommend enforcement action to the Commission if the Submission is omitted.

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. In addition, should there be questions or comments concerning this letter, please contact the undersigned of our Charlotte office at 704-331-4977.

In accordance with Rule 14a-8(j)(2), five additional copies of this letter and the Submission (which appears as Exhibit B to this letter) are enclosed. By copy of this letter and its attachments, the Company is notifying the Proponent of its intention to omit the Submission from the proxy materials to be distributed by the Company in connection with its 2002 annual meeting of shareholders. In this regard, the Company anticipates that the 2002 annual meeting of shareholders will be held on July 23, 2002 and that the materials relating to such meeting will be distributed to shareholders on or about June 18, 2002.


WOMBLE
CARLYLE
SANDRIDGE
& RICE
PLLC

Please acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgement copy and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Douglas A. Mays

DAM:msd
Enclosures

cc: Robert S. Adams
David A. Norbury
William A. Priddy, Jr.
Jeffrey C. Howland

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

20 February 2002

Mr. Doug DeLieto, Director of Investor Relations
RF Micro Devices
7628 Thorndike Road
Greensboro, North Carolina 27409

Dear Mr. DeLieto:

This Certified Letter, RETURN RECEIPT REQUESTED, was mailed to you on 20 February 2002 at the Eden, N.C. U.S. Post Office.

I am disappointed that Mr. Norbury, CEO, and other company officers have thus far not responded to the attached letter from me on 5 February 2002. Fifteen days should be a sufficient amount of time to answer a letter.

As a shareholder of 1000 shares of RFMD common stock, I hereby request to have the following shareholder proposal printed up and voted on by the shareholders of RFMD stock as part of the upcoming annual meeting in July:

Shareholder Proposal Number _______

SHAREHOLDER STOCK PRICE PROTECTION PLAN

UPON ADOPTION BY THE SHAREHOLDERS, RFMD stock, in any form or class, is PROHIBITED from being used in any transaction where the stock was acquired or valued at less than fair market value on the last day of open market trading before the transaction. Specifically, this provision is to prevent the acquisition of discounted RFMD stock in any form or class by executives, employees, friends, relatives, gifts, charities, etc. for pennies on the dollar and then sold on the open stock market for full dollar price through options available only to INSIDERS and RESTRICTED TRADES. This provision will also apply to any proposed mergers, licensing agreements, payment in lieu of cash, or acquisitions or foreign operations.

This provision is specifically intended to PREVENT insiders from acquiring RFMD stock for pennies on the dollar and selling on the open market before options expire for many dollars as some type of "Compensation" in addition to their generous salaries which may unjustly enrich insiders in a short time frame and dilute the RFMD share value in the open market at the expense of ordinary shareholders. Compensation for RFMD employees and executives and any other insiders must be derived from company revenue and so stated in quarterly reports and in the Annual Report. Any acquistion of RFMD stock by insiders and others will ONLY be acquired by paying the full FAIR MARKET VALUE at the time of transaction, and award or use of RFMD stock, through options or otherwise, at less than FAIR MARKET VALUE at the time of the transaction is PROHIBITED. Any additional shares of RFMD stock authorized by the Board of Directors and Shareholders shall only be used for FUTURE stock splits, unless specifically identified in detail and voted on for some other specific purpose by the Shareholders. Use of RFMD stock at less than FAIR MARKET VALUE at transaction time for "general and corporate purposes" not identified and specified in advance and approved by shareholders is hereby PROHIBITED. This provision is to level the playing field for all RFMD shareholders and reduce DILUTION of RFMD share prices which may occur when discounted insider and restricted shares of RFMD acquired at less than fair market value flood the open market and are redeemed in the open market at fair market prices thereby diluting share prices and hurting ordinary shareholders.

Doug, I think you can get the general gist of the above proposed shareholder proposal, and I want that meaning fully preserved in any proposed changes in any of the wording. If you would like to rewrite some of this, I would be pleased to review your proposed rewrite before you incorporate it into the shareholder proposal package. Just mail it to me.

I am sure that management will be against this proposal, and that is fine. I will even start their response for you: "Management is against this shareholder proposal and believes its adoption would unduly restrict Company operations and opportunities, blah, blah, blah! Management recommends a vote against this proposal."

Let us put it before the shareholders and see how they vote!

I also think RFMD has some serious work to do in the accounting presentations to RFMD shareholders. While everyone wants positive earnings, let us not ignore the losses by "off book, one time special charges, pro forma, etc." accounting. Accounting should be in plain simple English without dozens of footnotes. And I will never forget that statement in one of your quarterly reports where the Company said "RFMD had positive earnings excluding certain losses." We shareholders are tired of the spinning, "Enronitis" type accounting! Just tell the awful truth just like it really is!

Please send me your letter of response, and please keep me informed on the progress of getting the above shareholder proposal prepared for a shareholder vote.

Many thanks to you.

Very respectfully,
Robert S Adams
Robert S. Adams
Enclosures a/s

NO RESPONSE RECEIVED AS OF 20 FEBRUARY 2002!

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

5 February 2002

Mr. David Norbury, CEO
RF Micro Devices
7628 Thorndike Road
Greensboro, North Carolina 27409

Dear Mr. Norbury and Other Company Officers:

As a small shareholder of RFMD, I am concerned about all of the past year's Insider and Restricted shareholder transactions reported over the last year (Please see the 21 page printout enclosed!). It seems that all of you company officers are becoming multi, multi millionaires (maybe a billionaire soon if this keeps up!) by acquiring RFMD stock via options for pennies, and then selling them on the open market for many dollars, like $20 or better. I see two transactions where Mr. Norbury sold 320,000 shares on 10 April 01 that you acquired for 81 cents per share and sold 64,000 shares on 01 April 01 which you acquired for 11 cents per share. My, oh my, where can I get some of these shares at these prices? It is like buying $20 dollar bills for pennies, and must be the closest thing ever to printing money! Please send me a written explanation of where all this penny priced RFMD stock originates—is this what is meant when the Board of Directors and Shareholders authorize millions of shares of new stock for "general and corporate" purposes? Does RFMD just print up this penny priced option stock and then you go sell it on the open market for your personal profit thereby flooding the market with extra RFMD stock which ultimately dilutes the current market price of RFMD in the real world where we real RFMD stockholders live?

For several years, I owned 10,000 shares of RFMD stock which I had purchased on the open market for an average price of $20 5/8, after I reluctantly averaged down in the 14 and 15 dollar level hoping to someday make a profit. Fortunately, after watching all the goings on over several years, I managed to sell out 9000 of these shares in the 24-25 area and make a small profit. Of course, I foolishly kept 1000 shares of RFMD in hopes that it might someday go up, and now with RFMD in the 17 area, I am losing money on it. I am a retired person, and I am wondering if you care anything about us shareholders. As there is no dividend, our only hope is stock appreciation or a split. Why is it that your company officers do not have to go on the open market and purchase RFMD at the current market price? When I last voted for extra stock issue, I did not think it would be given away to RFMD executives for pennies a share! I had visions of a stock split, as did most other shareholders at your last annual shareholder meeting.

Yes, I know the economy is in a recession, and RFMD stock is volatile. But with all the TRW selling (I guess you gave TRW cheap or free shares also as part of some licensing agreement), and the millions of insider shares acquired via options for pennies being dumped on the market, there seems to me to be little likelihood of RFMD stock ever going back up to the 30's, 40's, or 50's in any kind of near time frame. Heck, everyone I talk to says that if you ever let it get back into the mid 20's, I should dump it and take the money and run for a more profitable investment. I think I am beginning to see why it is that all of you company officers are so quick to sell your shares!

I know you will not answer my letter personally, but please ask one of your staffers to send me a written letter of explanation of how your officers can get our stock for pennies on the dollar and then quickly exercise the option and sell it on the open market for real dollars, like $17-25 dollars per share! That is usually 1000's of percent return on your money in a very short time-----just like printing money, I guess! Surely, this flooding of the market with millions of these shares must be at least diluting, and probably holding down the RFMD stock price for the foreseeable future! It seems that the annual salary of your executives is very generous, but I will agree with you that it is "PEANUTS" compared with your exercising options to sell RFMD for many dollars when you got it for pennies!

I also am concerned about your accounting. You can "make" 5 cents a share while keeping a 15 cent loss off the books---means you really lost 10 cents a share, but looks better to "dumb" shareholders! Reminds me of Enron shenanigans.

Sorry for my somewhat down attitude, but I guess I am a little tired of watching the RFMD insiders get richer and richer, while we poor shareholders get poorer and poorer, and perhaps some of your riches may be at our expense! And it continues year after year without letup! I await your WRITTEN REPLY.

Very respectfully, but disappointed with RFMD stock performance,

/S/

Robert S. Adams

Enclosures a/s

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

13 March 2002

Mr. William Priddy, Chief Financial Officer/Vice President
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

Dear Mr. Priddy:

As a follow-up to my 12 March 2002 letter to you, I wonder if we could come up with a simple shareholder proposal which might be a little softer and perhaps even mildly supportive by RF Micro Management. Here is a my shot at a draft for your consideration:

Shareholder Proposal No. _____

A Plan to Improve RF Micro Shareholder Stock Price and Company Earnings

A shareholder has proposed that we substantially modify all of our company supported stock incentive plans for Board Members, Executives, Employees, and Non-Employees which are now company funded and require the company to set aside substantial numbers of restricted shares of RFMD stock to be exercised by the option recipients for their personal profit when the stock options vest, usually between 3 and up to 10 years after being granted to the recipients. Management and the Board have been supportive of these incentive options and willing to bear the costs because we felt the incentive options were a valuable reward to those helping our company advance. These incentive options can become valuable over time if our stock price increases because when granted, the option strike price is equal to the current RFMD stock price. The company cannot profit from the appreciation of the restricted shares because we must hold them and release them upon exercise to the option recipient at usually the much lower strike price at which they were granted. Unfortunately, these options are not currently available to our shareholders.

The shareholder feels that the granting or writing of options on stock held by the Company should bring in revenue to the Company just as it does on the open market when a stockholder writes and sells an option on his stock. The stockholder (the Company in our case) then receives a current income premium for agreeing to have its stock called away from it for a specific time period at a specific price (the strike price). The Company would retain these option selling premium incomes which would directly and continuously ADD to our revenue stream thereby improving our earnings and hopefully the market price of our stock. The Company issued stock options would be completely available to anyone (Board Members, Executives, Employees, Affiliates, Shareholders, and the Public) who wanted to buy them from the company. It would truly be an incentive for Company employees to work harder to make the company more successful because they would have paid their personal risk money to buy these options and they want the Company stock price to go up. The advantage to the Company is that it would open up a whole new revenue stream of additional income to complement our normal chip production and sales income thereby increasing our per share earnings. Hopefully, the increased per share stock earnings would cause investors and analysts to support a higher market price for RFMD shares thereby directly increasing Shareholder value. Any remaining stock held by the Company that did not get options written and sold on it would be available to increase in value over time and also add to the worth of the company and hopefully make RFMD shares more valuable and attractive to investors in the marketplace.

The Company management has mixed feelings on this proposal. If adopted by the Shareholders, the net effect would be to substantially alter our option incentive program from adding to the net personal wealth of insider option recipients at Company expense to adding directly to Company value instead and perhaps substantially increasing our shareholder stock value. In essence, the insiders would be foregoing some personal gains and the Company would be earning and retaining more money in order to offer the possibility of increasing shareholder stock value. Some might say, "It's about time."

Management is pleased with our current incentive stock option program, but we are happy to put it to a shareholder vote. If the shareholders want the Company to sell options on its stock for Company profit and open the incentive stock program to Shareholders, please vote YES on this proposal.

Mr. Priddy, I hope something like the above might be more acceptable to Management for a shareholder vote. Perhaps it could be considerably shortened up to make it more understandable and fit better in your voting materials. I would be pleased to receive your comments and any proposed rewrite. Many thanks to you for your time and help.

Very respectfully submitted,

Robert S. Adams

EXHIBIT C

RF MICRO·DEVICES

7628 Thorndike Road
Greensboro, NC 27409-9421
Tele (336) 664-1233

March 8, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
Mr. Robert S. Adams
138 Grant Street
Eden, NC 27288

RE: Shareholder Proposal

Dear Mr. Adams:

The information you requested regarding our stock option plans is available on our website www.rfmd.com under the link "SEC Filings."

The SEC filings are listed below:

RF Micro Devices, Inc. 1992 Stock Option Plan -- Exhibit 10.1 to RFMD's Registration Statement on Form S-1 (File No. 333-22625) (original filing 2/28/97)

1997 Stock Option Plan of RF Micro Devices, Inc. -- Exhibit 10.3 to RFMD's Registration Statement on Form S-1 (File No. 333-22625) (amendment no. 1 filed 4/8/97)

Nonemployee Directors' Stock Option Plan of RF Micro Devices, Inc. -- Exhibit 10.5 to RFMD's Registration Statement on Form S-1 (File No. 333-22625) (amendment no. 1 filed 4/8/97)

1999 Stock Incentive Plan of RF Micro Devices, Inc. -- Exhibit 99.1 to RFMD's Registration Statement on Form S-8 (File No. 333-93095) (filed 12/20/99)

RF Nitro Communications, Inc. 2001 Stock Incentive Plan (as amended and restated effective October 23, 2001) -- Exhibit 99 to RFMD's Registration Statement on Form S-8 (File No. 333-74230) (filed 11/30/01)

Very truly yours,

William Priddy



7628 Thorndike Road
Greensboro, NC 27409-9421
Tele (336) 664-1233

March 8, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
Mr. Robert S. Adams
138 Grant Street
Eden, NC 27288

RE: Shareholder Proposal

Dear Mr. Adams:

On February 22, 2002, we received the shareholder proposal dated February 20, 2002 ("Proposal") you submitted to RF Micro Devices, Inc. ("RFMD"). As a threshold matter, we reviewed your proposal to determine whether you met the eligibility requirements for shareholder proposals, as established by the Securities and Exchange Commission ("SEC"). Based upon our review of your Proposal, it does not appear as though you met all of the SEC's requirements. First, it does not appear from our records that you are a registered holder of our common stock, and you did not submit a written statement from your record holder verifying that at the time you submitted the Proposal (i.e., February 20, 2002), you had continuously held for at least one year RFMD shares totaling at least $2,000 in market value or 1% of RFMD's securities entitled to be voted at the 2002 annual meeting. Additionally, you failed to state in your Proposal that you intend to continue holding these securities through the date of the 2002 annual meeting.

Under SEC rules regarding shareholder proposals, these defects must be cured within 14 calendar days of receipt of this letter. In other words, we must receive the supplemental information noted above within 14 calendar days from the date you receive this letter. Failure to cure the defects set forth above within the prescribed time may provide us with a basis for excluding the Proposal. In this regard, we wish to add that, notwithstanding the potentially curable eligibility issues described above, we do not believe that the Proposal was submitted in a timely manner or that it is a proper subject for shareholder action in light of past determinations by the SEC's staff. Accordingly, after the end of the 14-day period noted above, and unless the Proposal is withdrawn, we intend to submit a letter to the SEC explaining why we should not be required to include the Proposal in our proxy materials for our 2002 annual meeting.

A copy of SEC Rule 14a-8, concerning shareholder proposals, is attached for your reference. Please feel free to contact me if you have any questions.

Very truly yours,

William Pratt

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

12 March 2002

Mr. William A. Priddy, Jr., Chief Financial Officer/Vice President
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

Dear Mr. Priddy:

First of all, I want to thank you personally for your well-researched WRITTEN response which I had requested in the UNANSWERED letter to Mr. Norbury, CEO on 5 February 2002 and the UNANSWERED letter to Mr. DeLieto, Director of Investor Relations on 20 February 2002. The lack of a timely WRITTEN response to either of these letters, the last one certified, caused me to request help from the SEC Complaint Center in Washington, D.C. by letter on 1 March 2002 to help to get a response from RF Micro. In the interest of Full Disclosure, I am including a copy of this letter to the SEC, and to date, I have had no response from them. I will be pleased to share with you a copy of anything I receive from the SEC, and I am most pleased that you also say that RF Micro plans to inform the SEC of your views on this matter. In the interest of time and to save you a little photocopying work, I am also forwarding a copy of your letter to the SEC to go along with my first letter to them so we will all have the same paperwork. It appears to me as a lay person with no legal training that RF Micro is making all the required SEC filings. One little nitpick---you said that you included a copy of SEC Rule 14a-8 with your letter---you did not. I had to look it up myself, but that was probably just an oversight by your staff. Also, I thank you for the phone call from you and Mr. DeLieto on 5 March 2002, but I want to keep everything written so I can study it and share it with the SEC.

I have carefully read all of the references you sent, laborious and time-consuming as that was, and I will have some comments about what I read a little further in this letter. I even printed out about the first 3 pages of some of your references so you could see that I did look them up! I am also sending you some additional printouts from Yahoo Finance showing the latest 11 March Insider Trading reports for RF Micro and some of my Etrade account printounts which I expect you to treat with appropriate confidentiality, especially with respect to non-RFMD stocks.

First of all, in accordance with SEC RULE 14a-8 and your request, we need to cover the "threshold matters" and establish my shareholder standing. I am sending you copies of the appropriate pages of my Official Etrade Consolidated 1099 for tax year 1999 and tax year 2000 wherein I made purchases of RFMD stock in my Etrade margin account number 1032-3544 where I do online stock investing. I will be pleased for you to write to them on your company letterhead at their address of Etrade Securities, Inc.; PO Box 989030; West Sacramento, California 95798-9030 to verify the accuracy and authenticity of the following transactions. I first purchased 1000 shares of RFMD stock on 09/21/99 at a price of $47.6875 ($47,707.45 including commission) and the CUSIP number is 749941100 and it is held in street name in my account. My next purchase was for an additional 1000 shares of RFMD on 07/27/00 at a price of $68.687 (Total cost including commissions was $68,488.70 including commissions) These 2000 shares then split 2-1 and became 4000 shares of RFMD. Three months later when RF Micro fell on hard times, I decided to purchase 6000 more shares so I would have a total of 10,000 shares of RFMD averaged down to a cost basis of about 20 5/8 per share. (As you can see I bought 2000 of the 6000 shares of RFMD on 10/17/00 at $15.6250 per share and then purchased the remaining 4000 shares of RFMD the next day, 10/18/00, at an even lower price per share of $14.75 per share). I guess you can see that I really believed in RFMD, and I then watched my investment go on lower to the scary 8.75 per share level as I sat on 10,000 shares of RFMD. But I kept the faith, and held on hoping for a recovery in the market. When the recovery did not come, I finally decided to sell 90% or 9000 shares of my RFMD investment (I guess I foolishly kept the original 1000 shares of RFMD in case the stock ever recovered!) I am enclosing my sale record printout from Etrade showing that I sold 5000 of the 9000 shares at 24.81 on 8/29/01 and then 4000 shares of RFMD at 23.36 on 9/19/01. As you can see from the trading sell orders, the RFMD stock was really declining and I was lucky to get the sales off at the 23 and 24 area. So I have held at least 1000 shares of RFMD continuously since 09/21/99 in my Etrade margin account number 1032-3544, and these 1000 shares as of market close today 12 March are valued at $20,040, well in excess of the SEC requirement of $2000. And for the record, and in accordance with SEC rule 14a-8, I hereby declare that I fully intend to hold these shares through the next annual meeting or two, and maybe longer if the stock price improves, to see if we can get on with the proposed shareholder vote. I have also met the 14 calendar day response time as your letter was dated 8 March, I signed for it today 12 March, and this letter back to you is dated 12 March and will be sent certified mail back to you on 13 March when the Post Office opens. You are welcome to send copies of all materials to the SEC (I hope your copier has plenty of paper) and I encourage you to do so. As suggested in your letter of 8 March and also on the SEC web site, I am sending a copy of your 8 March Letter and a copy of this letter back to you to the same SEC complaint center where I mailed my 1 March letter to so they will have copies for their case file. I hope that I have established my "bona fides" and corrected the "defects" to your satisfaction and to the satisfaction of the SEC. I am sure you, and perhaps the SEC, will let me know.

Now, I hope we can all get back to the substance of the matter at hand. In reviewing all of your SEC filings relative to "Stock Option Incentive Plans", I am sure that you feel that they are all in accordance with applicable regulations, and perhaps they are. But to me as a concerned RFMD shareholder, and a believer in the future of RF Micro, it seems that the Board of Directors, the CEO and other Senior Executives, affiliated persons (non-employees), other insiders, have come up with some mutually beneficial Stock Option Incentive plans which are OVERLY GENEROUS to one another and may "unjustly enrich" executives, employees, non-employees, board members, affiliated persons, etc. at the EXPENSE of SHAREHOLDERS whose interests these plans purport to advance and support. Specifically, I see that RF Micro can grant options covering UP TO 500,000 shares per year to employees and UP TO 200,000 shares per year to NON-EMPLOYEES, and these options fully vest after several years (after 3rd anniversary from option grant) and are good for up to 10 years and can be transferred to others, like beneficiaries. Yes, I know you seem to grant these "valuless" unvested stock options having a "strike price" equal to the most current market value of RFMD stock at time of grant, and my understanding (correct me if I am wrong) is that the company grants them to whover the Board members and Senior Company Officers so designate at NO MONETARY COST TO THE PERSON as part of some award or compensation. Yes, we know that many of the options could have been granted many years ago when the RFMD stock was just starting and selling at low prices, and the strike price cost basis adjusted for many subsequent stock splits would be very low. However, even this low cost, pennies per share cost acquisition as stated on the Yahoo Insider Stock trades for RFMD, may not even correctly indicate the cost paid for these valuable options by the person receiving them. It seems to me that the people receiving these future very valuable options actually got them totally free of any personal monetary cash outlay directly from the company and they are good for up to 10 long years! Yet as we all know, these options, while perhaps worthless at issue and not totally executable for 3 years, become extremely valuable and executable for thousands and millions of dollars later! Let me share with you the today's closing quote for the longest term option that I could buy at Etrade (see enclosed printout)--they are called LEAPS (beyond 9 months). Each long-term LEAP call covering 100 shares of RFMD stock at the current strike price of $20 per share, good until the expiration on the third Friday of January 2004, Option Symbol LKNAD, closed today 12 March at $820 each. Ten Jan 04 Leap options at strike price 20 would cost $8200 to give the buyer the right, but not obligation, to call in or "exercise" his options and acquire 1000 shares of RFMD at 20 until January 2004, just a year and 10 months away. And the company is giving away these option rights for thousands and millions of Company RFMD shares for a long ten years to insiders for nothing and in addition to their normal generous salaries? Normally, the writer or grantor of the options, in this case the company, receives the option premium from whomever bought the options in exchange for the current income money and for foregoing any of the future stock appreciation of the underlying shares above the specified strike price, since the option buyer can "call in the underlying option shares" at the low strike price until option expiration, in your case, a very long 10 years (during which it is almost a virtual certainty that the underlying RFMD stock price will be much higher)! If 10 year options, at a strike price of $20, were available on the open market for 10 long years, I can not even imagine what they would sell for---many thousands of dollars to be sure! I don't know of any sane RFMD shareholder who would even dare to write a 10 year long option on his RFMD stock at the current stock price of $20 and thereby give up his 10 year stock appreciation potential above $20, even if he were paid thousands of dollars! And you are doing it for FREE! So it appears to me that the Company, RF MICRO, is losing many millions of dollars of CURRENT INCOME by giving away these stock options to insiders and foregoing appreciation of the company stock which must be set aside to be called away upon future exercise by these insiders thereby denying a valuable source of current income to the company and to company "earnings per share" which is DIRECTLY of CONCERN to present and potential investors in RFMD stock like myself as the earnings per share, present and projected, each quarter are a key factor in determining the "fair " stock market price of the stock each trading day.

Well, that paragraph was way too long, but it really does seem to me that RF Micro is giving away option rights to our shareholder stock without receiving current income for the options as other option writers do, which certainly reduces company income per share and then when the shares are exercised and sold on the open market at full market prices, this floods the markets with these extra, formerly restricted shares, thereby increasing the stock float and diluting the per market price real investors are willing to pay for RFMD stock thereby decreasing our portfolio value while enriching the company insiders who got the options for virtually NOTHING, but just had to wait a little while for vesting before exercising the options and selling the cheap called-in shares on the open market for millions of dollars for their personal enrichment while our stock price languishes! This, while it may be perfectly legal and proper by the regulations, just does not seem fair to ordinary shareholders like me and many others. All the insiders seem to be multimillionaires and beyond, while the shareholders are losing money! If the company truly wants to give away options, why not make them regularly available to shareholders also, perhaps in the form of free warrants to buy at the current stock price for the next10 years? Who among us risks our personal money more than the shareholders to give RF Micro the opportunity to succeed? *Certainly not the insiders!*

I am also most concerned about who is watching over all these insider incentive option transactions. Seems that everyone involved stands to benefit if and when the stock price rises, as it certainly will within 10 years, and how can you be objective when you stand to benefit. Yes, if I were on the Board of Directors, I would certainly vote for it because I get some of those free options. Executive Officers, all for it---they get them too. Employees, yes indeed, they get them. Affiliated persons, even non-employees, yes siree they love it and get them too. How about the shareholders? Uh, no, they don't get any options, unless they go buy them---they just get to risk and lose their stock investment dollars while watching insiders get fabulously wealthy. Some insiders are now giving gifts of RF Micro shares---guess you can only spend so much money in one lifetime!

This also brings up another point, Mr. Priddy. On Page Six, of the Yahoo Insider most recently released trades, dated 11 March 02, copy enclosed, it lists you as Chief Financial Officer, Officer, Vice President; and Affiliated Person in differing transactions of RFMD stock. Is the affiliated person some other William Priddy,

Jr., perhaps a relative? This page also lists Aldeen Priddy as an Affiliated Person (Wife or relative perhaps?). Tens of Thousands of shares of RFMD transactions are listed under the Priddy name, with multiple titles. Could you please enighten me as to what is being shown here?

To attempt to bring some closure to this overly long epistle which has taken me several hours to compose, I would be willing to see you and your staff rewrite my shareholder proposal to protect the RFMD Shareholder Stock Price by ABOLISHING the COMPANY GIVEWAY to insiders of free future options which become very valuable (millions of dollars) and exerciseable by insiders, under the guise of compensation, incentive, or award or whatever you want to call it, to the ultimate detriment of RFMD current market stock price unless you want to give away these free options to the shareholders too. Why not put it to a vote of the shareholders, and let us see HOW THEY VOTE!

Lastly, I am still concerned about RFMD accounting. I expressed my concern to you in the previous letters about special charges, one time charges, pro forma, off the books accounting, one time start up costs, special charges for new chip production startup or errors, numerous footnotes, etc. Whatever happened to plain English and ordinary mathematics? I will never forget that recent quarterly report wherein you stated that RFMD had positive earnings EXCLUDING CERTAIN LOSSES! Yes, and I won a whole bunch of money at all my casino visits if you EXCLUDE MY LOSSES! Hope that one gave you a smile! I would vote for plain English and straight talk---add up all the earnings and losses, and if we lost 10 cents a share, say so without all the complicated accounting talk. We have all heard enough about Enron and their special auditing by Anderson!

I look forward to working with you to let the hardworking shareholders vote on a fair proposal for their RF Micro company that they invested their hard-earned dollars with as well as their hopes, aspirations, and dreams for their future. How could you possibly want it any other way, unless your views become a little different when you become very wealthy as insiders? I will certainly keep an open mind, and I welcome your alternatives. I will appreciate your responses in written form, with no further phone calls, so I can study them in detail and continue to share them with the SEC as you were planning to do, and I already have been doing and plan to continue to do.

I look forward to receiving your letter of response.

Most respectfully submitted for your consideration,

Robert S. Adams

Robert S. Adams
Enclosures a/s

CC: FORWARDED TO SEC 13 MARCH 02
COMPLAINT CENTER
450 FIFTH ST., N.W.
WASHINGTON, D.C. 20549-0213

NO RESPONSE YET RECEIVED AS OF 12 MARCH 02

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

1 March 2002

SEC Complaint Center
450 Fifth Street, N.W.
Washington, D.C. 20549-0213

Dear Sir or Madam:

Enclosed are copies of letters that I sent to Mr. David Norbury, CEO of RF Micro Devices, 7628 Thorndike Road; Greensboro, North Carolina 27409 on 5 February 2002 and Mr. Doug DeLeito, Director of Investor Relations at RF Micro on 20 February 2002. I certified the letter to Mr. DeLeito on 20 February, and from the enclosed copy of the return receipt, you can see that he signed for and received the letter on 22 February 2002.

As a small shareholder (1000 shares) of RF Micro (RFMD is symbol) stock, I have requested that they explain to me how they can have authorized the transfer of company stock to themselves through options for pennies on the dollar and then quickly sell it on the open market for many dollars at the current market price. This is a financial return of many 1000's of percent in a short time and perhaps may be unjust enrichment in addition to their generous company salaries, and may have the effect of diluting the RFMD stock share price in the open market which hurts small investors like myself. If I may offer an analogy, it is like if I worked at the Treasury Department printing $20 bills, and my employer could then sell me these $20 bills for pennies as "part of my compensation" in addition to my generous salary. I don't think that would be legal.

I have proposed a Shareholder Stock Price Protection Plan to be voted on by the Shareholders to PROHIBIT the "virtual giveaway for pennies" our RFMD stock to company insiders, relatives, gifts, and other restricted trades. I proposed that all RFMD stock be valued at, acquired, used, or sold only at the last fair market traded value which would be fair to all shareholders. I am sure that RF Micro Devices Company executives certainly do not like this, and perhaps that is why they have not responded.

I will sincerely appreciate your help to obtain a response and a fair, timely plan of action from them. I will appreciate your response by letter. Thank you very much for your help.

Most respectfully submitted,

Robert S. Adams
Enclosures a/s

E*TRADE
E*TRADE Securities, Inc.
P.O BOX 989030
West Sacramento, CA 95798-9030
(800)786-2575
Federal I.D. No: 77-0116489

CONSOLIDATED 1099

TAX YEAR 1999 Copy B for Recipient

Department of the Treasury, Internal Revenue Service
(Keep for your records)

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanctions may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

ROBERT STEPHEN ADAMS
138 GRANT STREET
EDEN NC 27288

Recipient's Tax Identification Number:	
244-66-8862	REP: NC01 ACCOUNT: 1032-3544 ISSUE DATE: 01/25/00 PAGE: 2 OF 3

THIS SECTION LISTS MISCELLANEOUS INFORMATION WHICH MAY BE USEFUL IN HELPING YOU PREPARE YOUR TAX RETURN.
IT LISTS NON FEDERALLY REPORTABLE INCOME WHICH MAY OR MAY NOT BE TAXABLE AT THE STATE OR LOCAL LEVEL.
PLEASE REVIEW THIS INFORMATION WITH YOUR TAX ADVISOR.

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT

CONTINUED FROM PREVIOUS PAGE

MISCELLANEOUS INFORMATION TOTALS FOR TAX YEAR 1999 NOT FEDERALLY REPORTED	
1. MARGIN INTEREST	$16,900.30-
2. EXEMPT MUNICIPALS	$0.00
3. EXEMPT DIVIDENDS	$0.00
4. ROC OR PRINCIPAL	$0.00
5. INCOME SUBJECT TO AMOUNT	$0.00
6. EXEMPT INTEREST	$0.00
7. EXEMPT ACCRUED INTEREST	$0.00
8. PARTNERSHIP (MLP)	$0.00
9. ACCRUED INTEREST PURCHASED	$0.00

THE FOLLOWING IS BEING PROVIDED FOR YOUR INFORMATION ONLY AND WILL NOT BE FURNISHED TO THE INTERNAL REVENUE SERVICE

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
AUTOWEB COM INC CUSIP: 053331104	05/19/99	PURCHASE	1,000.00	$19.0000	$19,019.95
AUTOWEB COM INC CUSIP: 053331104	06/11/99	PURCHASE	1,000.00	$13.0000	$13,019.95
BRIGHTPOINT INC CUSIP: 109473108	03/11/99	PURCHASE	3,000.00	$6.0000	$18,019.95
BRIGHTPOINT INC CUSIP: 109473108	04/14/99	PURCHASE	5,000.00	$5.8750	$29,394.95
COMPUSA INC CUSIP: 204932107	03/10/99	PURCHASE	1,000.00	$6.0000	$6,019.95
DATALINK.NET INC CUSIP: 23804A206	12/10/99	PURCHASE	1,000.00	$8.0625	$8,082.45
DELL COMPUTER CORP CUSIP: 247025109	11/18/99	PURCHASE	1,000.00	$40.0000	$40,019.95
HOSPITALITY WRLDWD SVCS CUSIP: 44106N100	03/30/99	PURCHASE	2,000.00	$2.6250	$5,269.95
PAGING NETWORK INC CUSIP: 695542100	03/03/99	PURCHASE	4,000.00	$4.0000	$16,019.95
PAGING NETWORK INC CUSIP: 695542100	09/14/99	PURCHASE	5,000.00	$2.0000	$10,019.95
RF MICRO DEVICES INC CUSIP: 749941100	09/21/99	PURCHASE	1,000.00	$47.6875	$47,707.45

CONTINUED ON THE NEXT PAGE

ORIGINAL PURCHASE OF
1000 SHARES OF RFMD ON 09/21/99

E*TRADE
E*TRADE Securities, Inc.
P.O BOX 989030
West Sacramento, CA 95798-9030
(800)786-2575
Federal I.D. No: 77-0116489

CONSOLIDATED 1099

TAX YEAR 2000

Copy B for Recipient

Department of the Treasury, Internal Revenue Service
(Keep for your records)

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanctions may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

ROBERT STEPHEN ADAMS
138 GRANT STREET
EDEN NC 27288

Recipient's Tax Identification Number:
244-66-8862

REP:	NC01
ACCOUNT:	1032-3544
ISSUE DATE:	01/12/01
PAGE:	5 OF 6

THE FOLLOWING IS BEING PROVIDED FOR YOUR INFORMATION ONLY AND WILL NOT BE FURNISHED TO THE INTERNAL REVENUE SERVICE

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
AMER MOBILE SATELLITE CUSIP: 02755R103	02/09/00	PURCHASE	1,000.00	$20.0000	$20,019.95
ANTENNAS AMER INC CUSIP: 036727106	07/17/00	PURCHASE	10,000.00	$1.2100	$12,119.95
APPLIED DIGITAL SOLUTION CUSIP: 038188108	03/08/00	PURCHASE	1,000.00	$15.0000	$15,019.95
BEST BUY CO INC CUSIP: 086516101	12/26/00	PURCHASE	1,000.00	$24.6250	$24,639.95
BOEING CO CUSIP: 097023105	11/17/00	PURCHASE	3,000.00	$65.5000	$196,514.95
CISCO SYSTEMS INC CUSIP: 17275R102	04/18/00	PURCHASE	1,000.00	$68.5000	$68,519.95
ENERGY CONVERSION DEVIC CUSIP: 292659109	01/21/00	PURCHASE	1,900.00	$12.3750	$23,532.45
ERICSSON M TEL CO ADR B CUSIP: 294821400	09/07/00	PURCHASE	1,000.00	$20.3750	$20,394.95
GOAMERICA INC CUSIP: 38020R106	09/15/00	PURCHASE	1,500.00	$9.0000	$13,519.95
ID SYSTEMS INC DEL CUSIP: 449489103	03/08/00	PURCHASE	3,000.00	$8.2500	$24,769.95
LOCKHEED MARTIN CORP CUSIP: 539830109	02/04/00	PURCHASE	2,000.00	$18.5000	$37,019.95
MCI WORLDCOM INC CUSIP: 55268B106	01/21/00	PURCHASE	400.00	$41.3750	$16,569.95
MOTIENT CORP CUSIP: 619908106	06/27/00	PURCHASE	1,000.00	$15.1875	$15,207.45
MOTIENT CORP CUSIP: 619908106	08/03/00	PURCHASE	1,000.00	$10.5000	$10,519.95
MOTOROLA INCORPORATED CUSIP: 620076109	09/05/00	PURCHASE	1,000.00	$35.7500	$35,769.95
MOTOROLA INCORPORATED CUSIP: 620076109	11/16/00	PURCHASE	1,000.00	$23.0000	$23,019.95
NORSAT INTL INC NEW CUSIP: 656512100	03/14/00	PURCHASE	2,000.00	$20.0000	$40,019.95
RF MICRO DEVICES INC CUSIP: 749941100	07/27/00	PURCHASE	1,000.00	$68.4687	$68,488.70
RF MICRO DEVICES INC CUSIP: 749941100	10/17/00	PURCHASE	1,600.00	$15.6250	$25,000.00
RF MICRO DEVICES INC CUSIP: 749941100	10/17/00	PURCHASE	300.00	$15.6250	$4,687.50
RF MICRO DEVICES INC CUSIP: 749941100	10/17/00	PURCHASE	100.00	$15.6250	$1,582.45
RF MICRO DEVICES INC CUSIP: 749941100	10/18/00	PURCHASE	4,000.00	$14.7500	$59,019.95
RF MONOLITHICS CUSIP: 74955F106	03/03/00	PURCHASE	1,000.00	$12.5000	$12,519.95

CONTINUED ON THE NEXT PAGE

SUBSEQUENT RFMD PURCHASES

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MY CURRENT HOLDINGS AT ETRADE AS OF 12 MARCH 02

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Account: ED3591-0001 1032-3544 - Switch Accounts

Closing Price

Symbol	Description	Quantity	Held As	Price	Market Value
BA	BOEING CO	2,000	Margin	50.28	100,560.00
CSCO	CISCO SYSTEMS INC	1,000	Margin	16.77	16,770.00
EMC	EMC CORP	4,000	Margin	12.05	48,200.00
ET	E*TRADE GROUP INC	1,000	Margin	9.86	9,860.00
RFMD	RF MICRO DEVICES INC	1,000	Margin	20.04	20,040.00
SIRI	SIRIUS SATELLITE RADIO INC	10,000	Margin	6.12	61,200.00
XMSR	XM SATELLITE RADIO HOLDINGS	10,000	Margin	14.06	140,600.00

Summary of Total Market Value	
Total Account Market Value - Net	$ 397,230.00
Total Margin Long Market Value	$ 397,230.00

* News story released today

These are not official tax records and will not be reported to the IRS. They should be used only as a tool to assist you in completing your schedule D. Always refer to your statements and/or trade confirmations for a complete and accurate record of your trades.


RF
MICRO·DEVICES

7628 Thorndike Road
Greensboro, NC 27409-9421
Tele (336) 664-1233

March 8, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Robert S. Adams
138 Grant Street
Eden, NC 27288

RE: Shareholder Proposal

Dear Mr. Adams:

On February 22, 2002, we received the shareholder proposal dated February 20, 2002 ("Proposal") you submitted to RF Micro Devices, Inc. ("RFMD"). As a threshold matter, we reviewed your proposal to determine whether you met the eligibility requirements for shareholder proposals, as established by the Securities and Exchange Commission ("SEC"). Based upon our review of your Proposal, it does not appear as though you met all of the SEC's requirements. First, it does not appear from our records that you are a registered holder of our common stock, and you did not submit a written statement from your record holder verifying that at the time you submitted the Proposal (i.e., February 20, 2002), you had continuously held for at least one year RFMD shares totaling at least $2,000 in market value or 1% of RFMD's securities entitled to be voted at the 2002 annual meeting. Additionally, you failed to state in your Proposal that you intend to continue holding these securities through the date of the 2002 annual meeting.

Under SEC rules regarding shareholder proposals, these defects must be cured within 14 calendar days of receipt of this letter. In other words, we must receive the supplemental information noted above within 14 calendar days from the date you receive this letter. Failure to cure the defects set forth above within the prescribed time may provide us with a basis for excluding the Proposal. In this regard, we wish to add that, notwithstanding the potentially curable eligibility issues described above, we do not believe that the Proposal was submitted in a timely manner or that it is a proper subject for shareholder action in light of past determinations by the SEC's staff. Accordingly, after the end of the 14-day period noted above, and unless the Proposal is withdrawn, we intend to submit a letter to the SEC explaining why we should not be required to include the Proposal in our proxy materials for our 2002 annual meeting.

A copy of SEC Rule 14a-8, concerning shareholder proposals, is attached for your reference. Please feel free to contact me if you have any questions. WAS NOT INCLUDED

Very truly yours,

William Pratt


RF
MICRO·DEVICES

7628 Thorndike Road
Greensboro, NC 27409-9421
Tele (336) 664-1233

March 8, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
Mr. Robert S. Adams
138 Grant Street
Eden, NC 27288

RE: Shareholder Proposal

Dear Mr. Adams:

The information you requested regarding our stock option plans is available on our website www.rfmd.com under the link "SEC Filings."

The SEC filings are listed below:

✓ RF Micro Devices, Inc. 1992 Stock Option Plan -- Exhibit 10.1 to RFMD's Registration Statement on Form S-1 (File No. 333-22625) (original filing 2/28/97)

✓ 1997 Stock Option Plan of RF Micro Devices, Inc. -- Exhibit 10.3 to RFMD's Registration Statement on Form S-1 (File No. 333-22625) (amendment no. 1 filed 4/8/97)

✓ Nonemployee Directors' Stock Option Plan of RF Micro Devices, Inc. -- Exhibit 10.5 to RFMD's Registration Statement on Form S-1 (File No. 333-22625) (amendment no. 1 filed 4/8/97)

✓ 1999 Stock Incentive Plan of RF Micro Devices, Inc. -- Exhibit 99.1 to RFMD's Registration Statement on Form S-8 (File No. 333-93095) (filed 12/20/99)

✓ RF Nitro Communications, Inc. 2001 Stock Incentive Plan (as amended and restated effective October 23, 2001) -- Exhibit 99 to RFMD's Registration Statement on Form S-8 (File No. 333-74230) (filed 11/30/01)

Very truly yours,

William Priddy

WHAT GROUP OF PEOPLE WHO DO NOT STAND TO BENEFIT FROM THESE FUTURE OPTIONS OVERSEE THESE OPTION PLANS, AWARDS + TRANSACTIONS? WHO INDEPENDENTLY AUDITS THESE OPTION PLANS? HOW ABOUT LETTING THE SHAREHOLDE[RS] VOTE TO SEE IF THESE OPTION PLANS SHOULD CONTINUE OR BE ABOLISHED!

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Account: ED3591-0001 1032-3544 Switch Accounts

#	DATE	P	TRANSACTION	SECURITY	QTY	PRICE	ORD#
1	08/29/01	P	Order to Sell	RFMD	5000	25.10	436
2	08/29/01	P	Order to Sell	RFMD	5000	Mkt	437
3	08/29/01	P	Cancl Req Sell	RFMD	5000	25.10	436
4	08/29/01	P	Canceled Sell	RFMD	5000	25.10	436
5	08/29/01	P	Sold	RFMD	4500	24.84	437
6	08/29/01	P	Sold	RFMD	100	24.81	437
7	08/29/01	P	Sold	RFMD	400	24.81	437
8	09/18/01	P	Order to Sell	RFMD	4000	24.10	441
9	09/18/01	P	Order to Sell	RFMD	4000	23.10	444
10	09/18/01	P	Cancl Req Sell	RFMD	4000	24.10	441
11	09/18/01	P	Canceled Sell	RFMD	4000	24.10	441
12	09/18/01	P	Cancl Req Sell	RFMD	4000	23.10	444
13	09/18/01	P	Canceled Sell	RFMD	4000	23.10	444
14	09/18/01	P	Order to Sell	RFMD	4000	25.10	445
15	09/18/01	P	Expired Sell	RFMD	4000	25.10	445
16	09/19/01	P	Order to Sell	RFMD	4000	25.10	446
17	09/19/01	P	Order to Sell	RFMD	4000	23.35	447
18	09/19/01	P	Cancl Req Sell	RFMD	4000	25.10	446
19	09/19/01	P	Canceled Sell	RFMD	4000	25.10	446
20	09/19/01	P	Sold	RFMD	4000	23.36	447

HISTORY MY SALES OF RFMD SHARES — I STILL HAVE 1000 SHARES OF RFMD

SOLD 9000 RFMD
5000 @ 24.81 ON 8/29/01
4000 @ 23.36 ON 9/19/01

I STILL CURRENTLY HOLD ORIGINAL 1000 SHARES PURCHASED ON 9/21/99



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RF MICRO DEVICES INC (RFMD) March 12, 2002 4:00 PM EST Closing price, NASDAQ NM

Trade Quote News Chart Profile Buy/Sell/Hold Insiders Tech Graphs **Options**

Current Options (within 9 months) **LEAPS (beyond 9 months)**

Price	Change	Bid	Ask	Day's Range	Volume/Exch.
20.04	-1.34	19.71 -	20.05	18.46 - 20.50	13,453,900 NASDAQ NM

Options Analysis Help

Assume the stock price will be 20.04 on this date 03/12/2002 (mm/dd/yyyy) Analyze

Assume an investment of $ 3000

Advanced

Volatility of the underlying stock: 73.3 % Treasury bill rate: 1.8 %

(73.30% is average volatility for the past 30 days.) Look up other Treasury rates

	Jan-03 Calls		Bid	Ask	Last	Vol	Black-Scholes	Leverage %		Jan-03 Puts		Bid	Ask
Trade	OLMAP	10.00	11.20	11.40	10.10	2	10.88	7.06	Trade	OLMMP	10.00	1.00	1.10
Trade	OLMAC	15.00	8.00	8.20	8.30	8	7.68	7.43	Trade	OLMMC	15.00	2.70	2.85
Trade	OLMAD	20.00	5.40	5.70	5.60	5	5.40	9.42	Trade	OLMMD	20.00	5.10	5.30
Trade	OLMAE	25.00	3.60	3.80	3.80	32	3.87	11.45	Trade	OLMME	25.00	8.20	8.40
Trade	OLMAF	30.00	2.35	2.50	2.80	0	2.84	12.34	Trade	OLMMF	30.00	11.90	12.00

	Jan-04 Calls		Bid	Ask	Last	Vol	Black-Scholes	Leverage %		Jan-04 Puts		Bid	Ask
Trade	LKNAP	10.00	12.60	12.70	11.30	0	12.10	5.87	Trade	LKNMP	10.00	2.00	2.05
Trade	LKNAC	15.00	10.00	10.00	10.10	38	9.68	5.86	Trade	LKNMC	15.00	4.10	4.20
Trade	LKNAD	20.00	7.90	8.10	8.20	3	7.81	6.56	Trade	LKNMD	20.00	6.70	7.00
Trade	LKNAE	25.00	6.20	6.50	6.30	211	6.56	7.84	Trade	LKNME	25.00	9.90	10.10
Trade	LKNAF	30.00	4.90	5.10	4.00	2	5.43	11.70	Trade	LKNMF	30.00	13.50	13.70

EACH LONG TERM JAN 04 RFMD 20 CALL (LEAP) OPTION COSTS $820 FOR EVERY 100 SHARES! 10 OPTIONS, COVERING 1000 SHARES, COSTS $8200, ETC. + COMMISSIONS

IS RF MICRO COMPANY GIVING THESE TO EMPLOYEES/INSIDERS FOR PENNIES OR NOTHING

RF MICRO DEVICES INC filed this EX-10.3 on 04/08/1997.

1

EXHIBIT 10.3

1997 KEY EMPLOYEES' STOCK OPTION PLAN

OF

RF MICRO DEVICES, INC.

2

1997 KEY EMPLOYEES' STOCK OPTION PLAN
OF
RF MICRO DEVICES, INC.

1. PURPOSE

The purpose of the 1997 Key Employees' Stock Option Plan of RF Micro Devices, Inc. (the "Plan") is to encourage and enable selected key employees and independent contractors in the service of RF Micro Devices, Inc. (the "Corporation") or its related corporations to acquire or to increase their holdings of common stock of the Corporation (the "Common Stock") in order to promote a closer identification of their interests with those of the Corporation and its shareholders, thereby further stimulating their efforts to enhance the efficiency, soundness, profitability, growth and shareholder value of the Corporation. This purpose will be carried out through the granting of incentive stock options ("Incentive Options") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options ("Nonqualified Options"). Incentive Options and Nonqualified Options shall be referred to herein collectively as "Options." To the extent that any Option is designated as an Incentive Option and such option does not qualify as an Incentive Option, it shall constitute a Nonqualified Option.

2. ADMINISTRATION OF THE PLAN

(a) The Plan shall be administered by a committee (the "Committee") appointed by the Board of Directors of the Corporation (the "Board") and comprised solely of members of the Board. The Committee shall include no fewer than the minimum number of "non-employee directors," as such term is defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required by Rule 16b-3 or any successor rule.

(b) Any action of the Committee may be taken by a written instrument signed by all of the members of the Committee and any action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. Subject to the provisions of the Plan, the Committee shall have full and final authority, in its discretion, to take any action with respect to the Plan including, without limitation, the following: (i) to determine the individuals to receive Options, the nature of each Option as an Incentive Option or a Nonqualified Option, the times when Options shall be granted, the number of shares to be subject to each Option, the Option price (determined in accordance with Section 6), the Option period, the time or times when each Option shall be exercisable and the other terms, conditions, restrictions and limitations of an Option; (ii) to prescribe the form or forms of the agreements evidencing any Options granted under the Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Plan; and (iv) to construe and interpret the Plan, the rules and regulations, and the agreements evidencing Options granted under the Plan, and to make all other determinations deemed necessary or advisable for administering the Plan. In addition, the Committee shall have complete authority, in its discretion, to accelerate the date that any Option which is not otherwise exercisable shall become exercisable in whole or in part, without any obligation to accelerate such date with respect to any other Option granted to any person.

(c) Notwithstanding Section 2(b), and subject to the terms of the Plan herein, the Committee may delegate from time to time to the Chief Executive Officer of the Corporation the authority to grant Options, and to make any or all of the determinations reserved for the Committee in the Plan and summarized in Section 2(b) with respect to Options that have been granted, to any individual who, at the time of such grant or other determination, (i) is not an officer or director of the Corporation subject to Section 16 of the Exchange Act and (ii) is otherwise eligible to participate in the Plan under Section 5. The Chief Executive Officer of the Corporation shall report to the Committee, not less than quarterly, the material terms of all Options granted since the time of any such immediately preceding report pursuant to authority delegated pursuant to this Section 2(c).

3. EFFECTIVE DATE

The effective date of the Plan shall be the date of consummation of an initial public offering (the "Public Offering Date"). Options may be granted under the Plan on and after the effective date, but not after the tenth anniversary of the Public Offering Date. For the purposes herein, the phrase "consummation of an initial public offering" shall mean the closing of a firm commitment underwritten public offering of the Corporation's Common Stock pursuant to a registration statement on Form S-1 filed under the Securities Act of 1933, as amended (the "Securities Act").

4. OPTIONS; SHARES OF STOCK SUBJECT TO THE PLAN

Both Incentive Options and Nonqualified Options, as designated by the Committee, may be granted under the Plan. The shares of Common Stock that may be issued and sold pursuant to Options shall not exceed in the aggregate 1,300,000 shares of authorized but unissued shares of the Common Stock of the Corporation. The Corporation hereby reserves sufficient authorized shares of Common Stock to provide for the exercise of Options granted hereunder. Any shares of Common Stock subject to an Option which, for any reason, expires or is terminated unexercised as to such shares may again be subject to an Option granted under the Plan. No Optionee may be granted Options in any calendar year for more than 500,000 shares of Common Stock.

5. ELIGIBILITY

An Option may be granted only to an individual who satisfies the following eligibility requirements on the date the Option is granted:

(a) The individual is either (i) a key employee of the Corporation or a related corporation or (ii) an independent contractor providing services to the Corporation or a related corporation. For this purpose, an individual shall be considered to be an "employee" only if there exists between the individual and the Corporation or a related corporation the legal and bona fide relationship of employer and employee. In determining whether such a relationship exists, the regulations of the United States Treasury Department relating to the determination of the employment relationship for the purpose of collection of income tax on wages at the source shall be applied.

Also, for this purpose, a "key employee" is an employee of the Corporation or a related corporation whom the Committee determines qualifies as a key employee based on the nature and extent of such employee's duties, responsibilities, personal capabilities, performance and potential, or any combination of such factors.

(b) With respect to the grant of an Incentive Option, the individual is an employee who does not own, immediately before the time that the Incentive Option is granted, stock possessing more than ten percent of the total combined voting power of all classes of stock of the Corporation or a related corporation; provided, that an individual owning more than ten percent of the total combined voting power of all classes of stock of the Corporation or a related corporation may be granted an Incentive Option if the price at which such Option may be exercised is greater than or equal to 110% of the fair market value of the shares on the date the Option is granted and the Option period does not exceed five years. For this purpose, an individual will be deemed to own stock which is attributed to him under Section 424(d) of the Code.

(c) The individual, being otherwise eligible under this Section 5, is selected by the Committee as an individual to whom an Option shall be granted (an "Optionee").

6. OPTION PRICE

The price per share at which an Option may be exercised (the "Option price") shall be established by the Committee at the time the Option is granted and shall be set forth in the terms of the agreement evidencing the grant of the Option; provided, that in the case of an Incentive Option, the Option price shall be equal to or greater than the fair market value per share of the Common Stock on the date the Option is granted. In addition, the following rules shall apply:

(a) An Incentive Option shall be considered to be granted on the date that the Committee acts to grant the Option, or on any later date specified by the Committee as the date of grant of the

1

EXHIBIT 10.5

NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN

OF

RF MICRO DEVICES, INC.

2

NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN
OF
RF MICRO DEVICES, INC.

1. PURPOSE.

The purposes of the Nonemployee Directors' Stock Option Plan of RF Micro Devices, Inc. (the "Plan") are to compensate nonemployee members of the Board of Directors (the "Board") of RF Micro Devices, Inc. (the "Corporation") for their service on the Board, encourage and enable such members to acquire or to increase their holdings of common stock of the Corporation (the "Common Stock") in order to promote a closer identification of their interests with those of the Corporation and its shareholders, thereby further stimulating their efforts to enhance the efficiency, soundness, profitability, growth and shareholder value of the Corporation, and allow the Corporation to attract and retain qualified nonemployee members of the Board. These purposes will be carried out through the granting of stock options to nonemployee Directors. Such options include options granted to nonemployee Directors upon consummation of an initial public offering (as provided in Section 6(a) herein), and, with respect to nonemployee Directors elected to the Board after consummation of an initial public offering, upon the initial election to the Board (collectively, "Initial Awards"), and options granted to nonemployee Directors on an annual basis after consummation of an initial public offering ("Annual Awards"). Initial Awards and Annual Awards are referred to collectively herein as "Options" and individually as an "Option." Such Options are not intended to qualify for treatment as incentive stock options described in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). For the purposes herein, a "nonemployee Director" shall mean a Director who is not at the time an option is granted an employee of the Corporation or a related corporation.

2. ADMINISTRATION OF THE PLAN.

(a) The Plan shall be administered by the Compensation Committee of the Board (the "Committee"). The Committee shall include no fewer than the minimum number of "non-employee directors," as such term is defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required by Rule 16b-3 or any successor rule.

(b) Any action of the Committee may be taken by a written instrument signed by all of the members of the Committee and any action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. Subject to the provisions of the Plan, the Committee shall have full and final authority, in its discretion, to establish, amend and rescind rules and regulations for the administration of the Plan; to construe and interpret the Plan, the rules and regulations, and the agreements evidencing Options granted under the Plan; and to make all other determinations deemed necessary or advisable for administering the Plan. In addition, the Committee shall have complete authority, in its discretion, to accelerate the date that any Option shall become exercisable in whole or in part, even if such Option was not otherwise exercisable, without any obligation to accelerate any other Option granted to any person.

3. EFFECTIVE DATE; TERM OF THE PLAN.

The effective date of the Plan shall be the date of consummation of an initial public offering (as provided in Section 6(a)(i) herein) (the "Public Offering Date"). Options may be granted under the Plan on or after the effective date, but not after the tenth anniversary of the Public Offering Date.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

The number of shares of Common Stock that may be issued pursuant to Options shall not exceed in the aggregate 200,000 shares of authorized but unissued Common Stock. The Corporation hereby reserves sufficient authorized shares to provide for the exercise of Options granted under the Plan. Any shares subject to an Option which, for any reason, expires or is terminated unexercised as to such shares may again be subject to an Option granted under the Plan. If there is any change in the shares of Common Stock because of a merger, consolidation or reorganization involving the Corporation or a related corporation, or if the Board declares a stock dividend or stock split distributable in shares of Common Stock, or if there is a change in the capital structure of the Corporation or a related corporation affecting the Common Stock, the number of shares of Common Stock reserved for issuance under the Plan shall be correspondingly adjusted, and the Committee shall make such adjustments to Options or to any provisions of the Plan as the Committee deems equitable to prevent dilution or enlargement of Options.

5. ELIGIBILITY.

An Option may be granted only to an individual who is a nonemployee Director on the date the Option is granted. An eligible participant in the Plan is referred to herein as a "nonemployee Director" or a "Director."

6. GRANT OF OPTIONS, ETC.

(a) *Initial Awards.*

(i) Initial Awards Upon Completion of Initial Public Offering. Each non-employee Director in service at the time of consummation of an initial public offering of the Common Stock shall receive an Option for 10,000 shares of

Common Stock. The grant of such Initial Award shall be effective concurrently with the consummation of such initial public offering. For the purposes of the Plan, the phrase "consummation of an initial public offering" shall mean the closing of a firm commitment underwritten public offering of the Company's Common Stock pursuant to a registration statement on Form S-1 filed under the Securities Act of 1933, as amended (the "Securities Act").

(ii) Initial Awards Upon Initial Election or Appointment to the Board. Each nonemployee Director who is first elected or appointed to the Board after consummation of an initial public offering shall receive an Option to purchase 10,000 shares of Common Stock. The date of grant of such an Initial Award shall be the fifth business day after the date of the Annual Meeting of Shareholders as to those nonemployee Directors who are first elected at an Annual Meeting of Shareholders and the fifth business day after the date of election or appointment to the Board as to those nonemployee Directors who are first elected or appointed to the Board other than at an Annual Meeting of Shareholders.

(b) Annual Awards. Each nonemployee Director who is re-elected to the Board by the shareholders of the Company at an Annual Meeting of the Shareholders occurring after consummation of an initial public offering shall be granted, on an annual basis, an option to purchase 5,000 shares of Common Stock. The date of grant of such an Annual Award shall be the fifth business day after the date of the Annual Meeting of Shareholders at which such Director is re-elected.

7. OPTION PRICE.

The price per share of Common Stock at which an Option may be exercised (the "Option Price") shall be the fair market value per share of the Common Stock on the date the Option is granted. For this purpose, "fair market value" shall mean (i) if the shares of Common Stock are listed for trading on the New York Stock Exchange

or the American Stock Exchange or included in The Nasdaq National Market, the closing sales price of the shares on the New York Stock Exchange or the American Stock Exchange or as reported in The Nasdaq National Market (as applicable) on the date immediately preceding the date the Option is granted, or, if there is no transaction on such date, then on the trading date nearest preceding the date the Option is granted for which closing price information is available, and, provided further, if the shares are quoted on The Nasdaq System but are not included in The Nasdaq National Market, fair market value shall be the mean between the high bid and low asked quotations in The Nasdaq System on the date immediately preceding the date the Option is granted for which such information is available; or (ii) if the shares of Common Stock are not listed or reported in any of the foregoing, then fair market value shall be determined in accordance with the applicable provisions of Section 20.2031-2 of the Federal Estate Tax Regulations, or in any other manner consistent with the Code and accompanying regulations.

8. OPTION PERIOD AND LIMITATIONS ON THE RIGHT TO EXERCISE OPTIONS.

RF MICRO DEVICES INC filed this EX-99.1 on 12/20/1999.

1

WHEN + WHERE DO THE SHAREHOLDERS GET THEIR "INCENTIVE STOCK OPTIONS"?

EXHIBIT 99.1

2

1999 STOCK INCENTIVE PLAN

OF

RF MICRO DEVICES, INC.

3

1999 STOCK INCENTIVE PLAN
OF
RF MICRO DEVICES, INC.

1. PURPOSE

The purpose of the 1999 Stock Incentive Plan of RF Micro Devices, Inc. (the "Plan") is to encourage and enable selected employees, directors and independent contractors of RF Micro Devices, Inc. (the "Corporation") and its related corporations to acquire or to increase their holdings of common stock of the Corporation (the "Common Stock") and other proprietary interests in the Corporation in order to promote a closer identification of their interests with those of the Corporation and its shareholders, thereby further stimulating their efforts to enhance the efficiency, soundness, profitability, growth and shareholder value of the Corporation. This purpose will be carried out through the granting of benefits (collectively referred to herein as "awards") to selected employees, independent contractors and directors, including the granting of incentive stock options ("incentive options") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options ("nonqualified options"), stock appreciation rights

("SARs"), restricted stock awards ("restricted stock awards"), and restricted units ("restricted units") to such participants. Incentive options and nonqualified options shall be referred to herein collectively as "options." Restricted stock awards and restricted units shall be referred to herein collectively as "restricted awards."

2. ADMINISTRATION OF THE PLAN

(a) The Plan shall be administered by the Board of Directors of the Corporation (the "Board" or the "Board of Directors") or, upon its delegation, by the Compensation Committee of the Board of Directors (the "Committee"). Unless the Board determines otherwise, the Committee shall be comprised solely of "non-employee directors," as such term is defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or as may otherwise be permitted under Rule 16b-3. Further, to the extent required by Section 162(m) of the Code and related regulations, the Plan shall be administered by a committee comprised of "outside directors" (as such term is defined in Section 162(m) or related regulations) or as may otherwise be permitted under Section 162(m) and related regulations. For the purposes herein, the term "Administrator" shall refer to the Board and, upon its delegation to the Committee of all or part of its authority to administer the Plan, to the Committee.

(b) Any action of the Administrator with respect to the Plan may be taken by a written instrument signed by all of the members of the Board or Committee, as appropriate, and any such action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. Subject to the provisions of the Plan, the Administrator shall have full and final authority in its discretion to take any action with respect to the Plan including, without limitation, the authority (i) to determine all matters relating to awards, including selection of individuals to be granted awards, the types of awards, the number of shares of the Common Stock, if any, subject to an award, and all terms, conditions, restrictions and limitations of an award; (ii) to prescribe the form or forms of the agreements evidencing any awards granted under the Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Plan; and (iv) to construe and interpret the Plan and agreements evidencing awards granted under the Plan, to interpret rules and regulations for administering the Plan and to make all other determinations deemed necessary or advisable for administering the Plan. The Administrator shall also have authority, in its sole discretion,

4

to accelerate the date that any award which was not otherwise exercisable or vested shall become exercisable or vested in whole or in part without any obligation to accelerate such date with respect to any other award granted to any recipient. In addition, the Administrator shall have the authority and discretion to establish terms and conditions of awards as the Administrator determines to be necessary or appropriate to conform to the applicable requirements or practices of jurisdictions outside of the United States.

(c) Notwithstanding Section 2(b), the Administrator may delegate to the chief executive officer of the Corporation the authority to grant awards, and to make any or all of the determinations reserved for the Administrator in the Plan and summarized in Section 2(b) herein with respect to such awards, to any individual who, at the time of said grant or other determination, (i) is not deemed to be an officer or director of the Corporation within the meaning of Section 16 of the Exchange Act, (ii) is not deemed to be a covered employee (as defined in Section 18(b) herein), and (iii) is otherwise eligible under Section 5. To the extent that the Administrator has delegated authority to grant awards pursuant to this Section 2(c) to the chief executive officer, references to the

Administrator shall include references to such person, subject, however, to the requirements of the Plan, Rule 16b-3, Section 162(m) of the Code and other applicable law.

3. EFFECTIVE DATE

The effective date of the Plan shall be July 1, 1999 (the "Effective Date"). Awards may be granted under the Plan on and after the effective date, but no awards will be granted after June 30, 2009.

4. SHARES OF STOCK SUBJECT TO THE PLAN; AWARD LIMITATIONS

(a) Subject to adjustments as provided in this Section 4, the number of shares of Common Stock that may be issued pursuant to awards shall be four million (4,000,000) shares. Such shares shall be authorized but unissued shares or shares purchased on the open market or by private purchase. The maximum number of shares of Common Stock that may be issued under the Plan pursuant to the grant of restricted awards shall not exceed 500,000 shares. No participant may be granted awards in any 12-month period for more than 100,000 shares of Common Stock (or the equivalent value thereof based on the fair market value per share of the Common Stock on the date of grant of an award).

(b) The Corporation hereby reserves sufficient authorized shares of Common Stock to meet the grant of awards hereunder. Any shares subject to an award which is subsequently forfeited, expires or is terminated may again be the subject of an award granted under the Plan. To the extent that any shares of Common Stock subject to an award are not delivered to a participant (or his beneficiary) because the award is forfeited, canceled, settled in cash or used to satisfy applicable tax withholding obligations, such shares shall not be deemed to have been issued for purposes of determining the maximum number of shares of Common Stock available for issuance under the Plan. If the purchase price of an award granted under the Plan is satisfied by tendering shares of Common Stock, only the number of shares issued net of the shares of Common Stock tendered shall be deemed issued for purposes of determining the maximum number of shares of Common Stock available for issuance under the Plan.

(c) If there is any change in the outstanding shares of Common Stock because of a merger, consolidation or reorganization involving the Corporation or a related corporation, or if the Board of

Directors of the Corporation declares a stock dividend or stock split distributable in shares of Common Stock, or if there is a similar change in the capital stock structure of the Corporation or a related corporation affecting the Common Stock, the number of shares of Common Stock reserved for issuance under the Plan shall be correspondingly adjusted, and the Administrator shall make such adjustments to awards or to any provisions of this Plan as the Administrator deems equitable to prevent dilution or enlargement of awards or as may be otherwise advisable.

5. ELIGIBILITY

An award may be granted only to an individual who satisfies the following eligibility requirements on the date the award is granted:

(a) The individual is either (i) an employee of the Corporation or a related corporation, (ii) a director of the Corporation or a related

RF MICRO DEVICES INC filed this EX-99 on 11/30/2001.

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First Page »

EXHIBIT 99

RF NITRO COMMUNICATIONS, INC.

2001 STOCK INCENTIVE PLAN

Adopted: May 30, 2001

Approved by Stockholders: May 30, 2001

Termination Date: May 29, 2011

Amended and Restated: Effective October 23, 2001

TABLE OF CONTENTS

Page Number

1. Purpose....................1
2. Definitions....................1
(a) "Act"....................1
(b) "Applicable Withholding Taxes"....................1
(c) "Board"....................1
(d) "Change of Control"....................1
(e) "Code"....................2
(f) "Committee"....................2
(g) "Company"....................3
(h) "Company Stock"....................3
(i) "Consultant"....................3
(j) "Continuous Service"....................3
(k) "Date of Grant"....................3
(l) "Disability" or "Disabled"....................3
(m) "Employee"....................3
(n) "Fair Market Value"....................3
(o) "Incentive Award"....................4
(p) "Incentive Stock Option"....................4
(q) "Mature Shares"....................4
(r) "Non-Employee Director"....................4
(s) "Nonstatutory Stock Option"....................4

(t) "Option" 4
(u) "Parent" 4
(v) "Participant" 4
(w) "Publicly Traded" 5
(x) "Restricted Stock" 5
(y) "Rule 16b-3" 5
(z) "Subsidiary" 5
(aa) "10% Shareholder" 5
(bb) "Taxable Year" 5
3. General 5
4. Stock 5
5. Eligibility 5
6. Restricted Stock Awards 6
7. Stock Options 7
(a) Exercise Price of an Incentive Stock Option 7
(b) Term 7
(c) Change in Control 8
(d) Termination of Continuous Service 8
(e) Disability of Participant 8
(f) Death of Participant 8
(g) Extension of Termination Date 9
(h) Early Exercise 9
8. Method of Exercise of Options 9
9. Nontransferability of Options 10
10. Effective Date of the Plan 10
11. Termination, Modification, Change 10
12. Change in Capital Structure 11
13. Administration of the Plan 12
14. Notice 13
15. Shareholder Rights 13
16. No Employment or other Service Rights 13
17. Options Granted to Non-Exempt Employees 14
18. Interpretation 14

RF NITRO COMMUNICATIONS, INC.
2001 STOCK INCENTIVE PLAN

Adopted: May 30, 2001

Approved by Stockholders: May 30, 2001

Termination Date: May 29, 2011

Amended and Restated: Effective October 23, 2001

1. PURPOSE. The purpose of the RF Nitro Communications, Inc. 2001 Stock Incentive Plan (the "Plan") is to further the long term stability and financial success of RF Nitro Communications, Inc. and its successors (as defined in Section 2(g) herein, the "Company") by retaining and attracting key employees, non-employee directors, and consultants of the Company and its affiliates, through the use of stock incentives. It is believed that ownership of Company Stock will stimulate the efforts of those employees, directors and consultants upon whose efforts, interest and judgment the Company is and will be largely dependent for success. It is also believed that Incentive Awards granted to employees and directors under this Plan will strengthen their desire to remain

with the Company and will further identify their interests with the interests of the Company's shareholders. The Plan is intended to conform to the provisions of Securities and Exchange Commission Rule 16b-3, to the extent that such provisions are applicable to transactions under the Plan. For the purposes herein, an "affiliate" shall mean an entity controlling, controlled by or under common control with, the Company.

2. *DEFINITIONS. As used in the Plan, the following terms have the* meanings indicated:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) "Applicable Withholding Taxes" means the minimum aggregate amount of federal, state and local income and payroll taxes that the Company is required by applicable law to withhold in connection with any Incentive Award.

(c) "Board" means the board of directors of the Company.

(d) "Change of Control" means, before the Company Stock is Publicly Traded, an event described in (i), or (ii):

(i) The closing date of any sale or other disposition of substantially all the assets of the Company, other than in the ordinary course of business.

(ii) Any person or persons attaining ownership of more than 50% of the Company Stock, other than (A) any person or persons who own Company Stock as of the effective date specified in Section 10 (the "Existing Shareholders"); (B) any trusts, partnerships or corporations controlled by the Existing Shareholders; (C) the Company (or any subsidiary of the Company); (D) any employee benefit plan of the Company (or any subsidiary of the Company); or (E) any entity holding Company Stock for or pursuant to the terms of any such employee benefit plan.

After the Company Stock is Publicly Traded, "Change of Control" means an event described in (iii), (iv), (v), or (vi):

(iii) The acquisition by a Group of Beneficial Ownership of 50% or more of the Stock or the Voting Power of the Company, but excluding for this purpose: (A) any acquisition by the Company, a subsidiary of the Company, or an employee benefit plan of the Company or a subsidiary of the Company; or (B) any acquisition of Common Stock of the Company by management employees of the Company. For purposes of this Section, "Group" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Act, "Beneficial Ownership" has the meaning in Rule 13d-3 promulgated under the Act, "Stock" means the then outstanding shares of common stock, and "Voting Power" means the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors.

(iv) Individuals who constitute the Board on the date immediately after the Company Stock becomes Publicly Traded (the "Incumbent Board") cease to constitute at least a majority of the Board, provided that any director whose nomination was approved by a majority of the Incumbent Board shall be considered a member of the Incumbent Board unless such individual's initial assumption of office is in connection with an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Act).

(v) Approval by the shareholders of the Company of a reorganization, merger or consolidation, in each case, in which the owners of more than 50% of the Stock or Voting Power of the Company do



U.S. Securities and Exchange Commission

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: This bulletin is also available in MS Word format for ease in printing.

➤ Download Staff Legal Bulletin 14 now (file size: approx. 345 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

I ONLY PRINTED 3 of 24 PAGES TO SAVE PAPER
PLEASE SEE UNDERLINED WORDS INSIDE.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	**Description**
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.
Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on

	the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release

Insider & Form 144 Filings - RF Micro Devices Inc (NasdaqNM:RFMD)

Last updated 11-Mar-02

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Transaction List | Roster

Insider & restricted shareholder transactions reported over the last year

Date	Who	Shares	Stock	Transaction
4-Mar-02	TRW INC Shareholder	500,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $8,245,000.
15-Feb-02	PALADINO, ALBERT E Director	33,333	RFMD	Proposed Sale (Form 144). Estimated proceeds of $600,000.
15-Feb-02	MOORE, ELIZABETH A Affiliated Person	2,600	RFMD	Proposed Sale (Form 144). Estimated proceeds of $50,700.
15-Feb-02	MOORE, J FORREST Affiliated Person	6,300	RFMD	Proposed Sale (Form 144). Estimated proceeds of $122,300.
1-Feb-02	GEISS, ARTHUR E Affiliated Person	15,700	RFMD	Proposed Sale (Form 144). Estimated proceeds of $285,740.
2-Jan-02	GEISS, ARTHUR E Officer,Vice President	15,700	RFMD	Exercised Options at $2.61/Share and Sold at $19.76/Share. Proceeds of $269,271.
31-Dec-01	GEISS, ARTHUR E Affiliated Person	15,700	RFMD	Proposed Sale (Form 144). Estimated proceeds of $316,462.
24-Dec-01	NEAL, JERRY DOLAN II Executive Vice President,Officer	2,910	RFMD	Acquired Shares via Exercise of Options at $0.03/Share. Cost of $98.94.

SEE INSIDE!

ONLY FIRST 3 of 21 PAGES PRINTED TO SAVE PAPER

Date	Insider	Shares	Symbol	Transaction
24-Dec-01	NEAL, JERRY DOLAN II Executive Vice President,Officer	7,000	RFMD	Acquired Shares via Exercise of Options at $0.11/Share. Cost of $798.00.
20-Dec-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	16,000	RFMD	Acquired Shares via Exercise of Options at $0.11/Share. Cost of $1,824.
20-Dec-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	46,460	RFMD	Acquired Shares via Exercise of Options at $0.81/Share. Cost of $37,772.
18-Dec-01	MOORE, J FORREST Affiliated Person	* 800	RFMD	Acquired Shares via Exercise of Options at $1.50/Share. Cost of $1,200.
18-Dec-01	MOORE, J FORREST Affiliated Person	4,800	RFMD	Acquired Shares via Exercise of Options at $1.50/Share. Cost of $7,200.
15-Dec-01	SEYMOUR, POWELL T Director	14,500	RFMD	Sold at $27.05/Share. Proceeds of $392,298.
12-Dec-01	WILKINSON, WALTER H JR JR Director	1,000	RFMD	Gave as Gift
12-Dec-01	TRW INC Former	73,896	RFMD	Proposed Sale (Form 144). Estimated proceeds of $1,885,826.
12-Dec-01	WILKINSON, WALTER H JR JR Director	2,000	RFMD	Gave as Gift
12-Dec-01	WILKINSON, WALTER H JR JR Director	500	RFMD	Gave as Gift
11-Dec-01	TRW FOUNDATION 10% Beneficial Owner	98,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $2,307,900.
10-Dec-01	TRW FOUNDATION Former	70,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $1,706,600.
7-Dec-01	TRW FOUNDATION 10% Beneficial Owner	110,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $2,863,300.
5-Dec-01	TRW INC Shareholder	650,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $16,243,500.
3-Dec-01	GEISS, ARTHUR E Officer,Vice President	15,700	RFMD	Exercised Options at Average of $0.35/Share and Sold at $23.77/Share. Proceeds of $367,672.
3-Dec-01	TRW INC Shareholder	500,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $12,125,000.
29-Nov-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	10,000	RFMD	Exercised Options at $2.61/Share and Sold at $25.68/Share. Proceeds of $230,710.

DID YOU PAY THIS OR DID COMPANY "GIVE" IT TO YOU

SAME QUESTION?

28-Nov-01	PRIDDY, WILLIAM A JR Affiliated Person	10,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $256,800.
28-Nov-01	NEAL, JERRY DOLAN II Executive Vice President,Officer	50,000	RFMD	Sold at $25.54/Share. Proceeds of $1,277,000.
26-Nov-01	WILKINSON, WALTER H JR JR Director	500	RFMD	Sold at $27.54/Share. Proceeds of $13,770.
26-Nov-01	WILKINSON, WALTER H JR JR Director	5,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $137,500.
26-Nov-01	TRW INC Shareholder	500,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $13,070,000.
19-Nov-01	NEAL, JERRY DOLAN II Executive Vice President,Officer	500	RFMD	Gave as Gift
19-Nov-01	NEAL, JERRY DOLAN II Executive Vice President,Officer	100	RFMD	Gave as Gift
19-Nov-01	NEAL, JERRY DOLAN II Executive Vice President,Officer	400	RFMD	Gave as Gift
19-Nov-01	NEAL, JERRY DOLAN II Executive Vice President,Officer	100	RFMD	Gave as Gift
19-Nov-01	SEYMOUR, POWELL T Officer,Vice President	7,500	RFMD	Sold at $27.70/Share. Proceeds of $207,750.
19-Nov-01	WILKINSON, WALTER H JR JR Director	500	RFMD	Sold at $28.25/Share. Proceeds of $14,125.
15-Nov-01	WILKINSON, WALTER H JR JR Director	500	RFMD	Sold at $28.35/Share. Proceeds of $14,175.
15-Nov-01	SEYMOUR, POWELL T Officer,Vice President	9,000	RFMD	Sold at $27.96/Share. Proceeds of $251,640.
14-Nov-01	NORBURY, DAVID A Chief Executive Officer,Officer and Director,President	10,400	RFMD	Sold at $23.36 -- $23.61/Share. Proceeds of $243,844.
14-Nov-01	WILKINSON, WALTER H JR JR Director	1,500	RFMD	Sold at $27.54/Share. Proceeds of $41,310.
14-Nov-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	6,800	RFMD	Exercised Options at $1.70/Share and Sold at $27.36/Share. Proceeds of $174,454.
14-Nov-01	SEYMOUR, POWELL T Officer,Vice President	10,000	RFMD	Sold at $27.85/Share. Proceeds of $278,500.
14-Nov-01	NORBURY, DAVID A Chief Executive Officer,Officer and Director,President	19,800	RFMD	Sold at $23.40 -- $23.66/Share. Proceeds of $466,738.

Date	Insider	Shares	Symbol	Transaction
1-Nov-01	GEISS, ARTHUR E Affiliated Person	15,700	RFMD	Proposed Sale (Form 144). Estimated proceeds of $325,980.
1-Nov-01	GEISSBERGER, ARTHUR E Officer,Vice President	15,700	RFMD	Exercised Options at $0.11/Share and Sold at $20.76/Share. Proceeds of $324,205.
31-Oct-01	TRW INC Shareholder	3,000,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $58,050,000.
31-Oct-01	NORBURY, DAVID A Chief Executive Officer,Officer and Director,President	13,600	RFMD	Sold at $21.21 -- $21.27/Share. Proceeds of $288,756.
31-Oct-01	NORBURY, DAVID A Affiliated Person	50,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $1,059,573.
31-Oct-01	PRIDDY, WILLIAM A JR Affiliated Person	10,000	RFMD	Proposed Sale (Form 144). Estimated proceeds of $211,565.
31-Oct-01	NORBURY, DAVID A Chief Executive Officer,Officer and Director,President	18,700	RFMD	Sold at $21.10 -- $21.33/Share. Proceeds of $396,695.
31-Oct-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	10,000	RFMD	Acquired Shares via Exercise of Options at $1.70/Share. Cost of $17,030.
31-Oct-01	NORBURY, DAVID A Chief Executive Officer,Officer and Director,President	17,700	RFMD	Sold at $21.05 -- $21.22/Share. Proceeds of $374,122.
30-Oct-01	ALDEENPRIDDY, WILLIAM JR Affiliated Person	9,224	RFMD	Proposed Sale (Form 144). Estimated proceeds of $183,622.
30-Oct-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	9,224	RFMD	Exercised Options at $2.61/Share and Sold at $19.90/Share. Proceeds of $159,501.
29-Oct-01	GEISSBERGER, ARTHUR E Officer,Vice President	2,512	RFMD	Sold at $22.25/Share. Proceeds of $55,882.
26-Oct-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	4,000	RFMD	Sold at $20.02/Share. Proceeds of $80,080.
26-Oct-01	CHURCH BARRY Controller,Officer	1,500	RFMD	Sold at $22.52 -- $22.61/Share. Proceeds of $33,834.
26-Oct-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	1,000	RFMD	Sold at $20.01/Share. Proceeds of $20,010.
26-Oct-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	2,000	RFMD	Sold at $23.00/Share. Proceeds of $46,000.
26-Oct-01	PRIDDY, WILLIAM A JR Chief Financial Officer,Officer,Vice President	10,000	RFMD	Acquired Shares via Exercise of Options at $2.61/Share. Cost of $26,090.

IS THIS YOUR SON OR RELATIVE?

IS THIS YOUR WIFE?

PAGE SIX ALSO CAUGHT MY ATTENTION!

DID YOU "PAY" THIS AMOUNT TO COMPANY, OR WERE SHARES "GIVEN" TO YOU AS COMPENSATION?


RF
MICRO·DEVICES

7628 Thorndike Road
Greensboro, NC 27409-9421
Tele (336) 664-1233

March 19, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
Dr. Robert S. Adams
138 Grant Street
Eden, NC 27288

RE: Shareholder Proposal

Dear Dr. Adams:

Please see enclosed Securities and Exchange Commission (SEC) filing 14a-8, which was inadvertently not included in our letter of March 8, 2002.

Very truly yours,

William A. Priddy, Jr., CFO

cc: Douglas A. Mays

the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the

SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/ or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

(Secs. 19(a), 3(b), 23(a)(1), 20, 319(a), 48 Stat. 85, 882, 901; sec. 209, 48 Stat. 908; 49 Stat. 833; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; 53 Stat. 1173; secs. 3, 18, 89 Stat. 97, 155; sec. 308(a)(2), 90 Stat. 57; 15 U.S.C. 77s(a), 78c(b), 78w(a)(1), 79t, 77sss(a))

[31 FR 212, Jan. 7, 1966, as amended at 41 FR 19933, May 14, 1976; 44 FR 38815, July 2, 1979; 44 FR 68456, Nov. 29, 1979]

§ 240.14a-10 Prohibition of certain solicitations.

No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

(a) Any undated or postdated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[17 FR 11434, Dec. 18, 1952]

§ 240.14a-11 [Reserved]

§ 240.14a-12 Solicitation before furnishing a proxy statement.

(a) Notwithstanding the provisions of § 240.14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of § 240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A (§ 240.14a-101)) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 12, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RF Micro Devices, Inc.
Incoming letter dated March 26, 2002

The proposal relates to stock incentive plans.

There appears to be some basis for your view that RF Micro Devices may exclude the proposal under rule 14a-8(e) because RF Micro Devices received it after the 120-day deadline for submitting proposals. In this regard, we note your representation that RF Micro Devices received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if RF Micro Devices omits the proposal from its proxy materials in reliance on rule 14a-8(e). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which RF Micro Devices relies.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor